GAMING ENTERTAINMENT INTERNATIONAL, INC.

March 28, 2014

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Attn: Duc Dang, Special Counsel
Howard Efron, Staff Accountant
Kevin Woody, Accounting Branch Chief
Folake Ayoola, Attorney Advisor

Re: Gaming Entertainment International, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed March 13, 2014
File No. 333-189273

To Whom It May Concern:

On behalf of Gaming Entertainment International, Inc., a Nevada corporation (the “Company”), we submit the following responses which respond to the numerical comments contained in the Securities and Exchange Commission letter dated March 27, 2014 (the “SEC Letter”) regarding Amendment No. 5 to the Registration Statement on Form S-1 (the “Registration Statement”).

Interests of Named Experts and Counsel, page 45

1. In accordance with the staff's request, please be advised that the Registration Statement has been revised to provide in a separate section the disclosure required by Item 304 of Regulation S-K regarding changes in the Company's principal independent public accounting firm.

2. In accordance with the staff's comments, please be advised that we have reviewed the Registration Statement to ensure that there is no reference to the filing of
Current Report on Form 8-K".

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Securities and Exchange Commission

Page Two

March 28, 2014

Exhibit 23.1 Consent of Accountants

3. In accordance with the staff's request, please be advised that the Registration Statement has been amended to provide an updated consent which refers to the Registration Statement.

Sincerely,

Gaming Entertainment International Inc.

By: /s/ Sylvain Desrosiers
Sylvain Desrosiers

President/Chief Executive Officer

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